UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 24, 2014

For more information please visit www.cementospacasmayo.com.pe/investors or contact:In Lima:Manuel Ferreyros, Chief Financial Officer Claudia Bustamante, Head of Investor Relations Cementos Pacasmayo  Tel: (511) 317‐6000 ext. 2165 E‐mail: cbustamante@cpsaa.com.pe In New York: Rafael Borja / Melanie Carpenter i‐advize Corporate Communications, Inc. Tel: (212) 406‐3693 E‐mail: cementospacasmayo@i‐advize.com Second Quarter 2014 Earnings Release

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Second Quarter 2014

Lima, Peru, July 24, 2014 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a Peruvian cement company, announced today its consolidated results for the second quarter (“2Q14”) and six-month (“6M14”) ended June 30, 2014. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

•	Cement sales volume increased 3.5% in 6M14, compared to 6M13, exceeding the national average of 0.84%1.

•	Sales increased 2.9% in 6M14, compared to 6M13, mainly due to a 3.5% increase in cement sales and a 57.2% increase in quicklime sales. This was offset by a decrease in concrete sales.

•	Gross profit decreased 4.1% in 6M14, compared to 6M13, mainly due to temporary consumption of imported clinker and a decrease of concrete demand.

•
Operating profit decreased 9.0% in 6M14, compared to 6M13, mainly due to higher expenses related to severance payments, increases in salaries and an increase in employee profit sharing resulting from higher income tax.

•	Net income increased 18.0% in 6M14, compared to 6M13, mainly explained by a lower net loss from exchange rate.

•	Consolidated EBITDA was S/. 164.6 million in 6M14 vs. S/. 172.8 million in 6M13

•
In July 2014, for the fifth consecutive year, Cementos Pacasmayo was selected as part of the Good Corporate Governance Index by the Lima Stock Exchange. Additionally, the Company was awarded with a special recognition for obtaining the highest sustained growth in the last 5 years.

1 Cement sales volume during 6M14 includes the cement used for the construction of the new Piura plant. National average figures come from ASOCEM.

2Q14 versus 2Q13:

•	Sales volumes increased 3.0% in 2Q14 vs. 2Q13.2

•	Sales increased 2.7% in 2Q14 vs. 2Q13.

•	Gross profit declined by 8.7% in 2Q14 compared to 2Q13, mainly due to temporary consumption of imported clinker and a decrease of concrete demand.

•	Operating profit decreased 12.1% in 2Q14 vs. 2Q13.

•	Net income increased 75.2% in 2Q14, compared to 2Q13, mainly driven by a lower net loss from exchange rate.

•	Consolidated EBITDA was S/.83.9 million in 2Q14 vs. S/. 91.5 million in 2Q13.

	Financial and Operating Results
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
In millions of S/.
Sales of goods	303.3	295.2	2.7%		603.3	586.5	2.9%
Gross profit	122.5	134.1	-8.7%		244.2	254.7	-4.1%
Operating profit	68.4	77.8	-12.1%		133.7	146.9	-9.0%
Net Income	41.0	23.4	75.2%		80.8	68.5	18.0%
Net income of controller	41.8	23.9	74.9%		82.4	69.9	17.9%
Consolidated adjusted EBITDA	83.9	91.5	-8.3%		164.6	172.8	-4.7%
Cement EBITDA*	86.5	94.1	-8.1%		170.0	178.6	-4.8%
Gross Margin	40.4%	45.4%	-5.0	pp.	40.5%	43.4%	-2.9	pp.
Operating Margin	22.6%	26.4%	-3.8	pp.	22.2%	25.0%	-2.8	pp.
Net Income	13.5%	7.9%	5.6	pp.	13.4%	11.7%	1.7	pp.
Net Income of Controller Margin	13.8%	8.1%	5.7	pp.	13.7%	11.9%	1.8	pp.
Consolidated adjusted EBITDA Margin	27.7%	31.0%	-3.3	pp.	27.3%	29.5%	-2.2	pp.
Cement EBITDA Margin	28.5%	31.9%	-3.4	pp.	28.2%	30.5%	-2.3	pp.

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

2 Cement sales volume during 2Q14 includes the cement used for the construction of the new Piura plant.

Economic Overview for 2Q14:

During the 2Q14, there were significant signs of stabilization in key variables, such as local sales of enterprises to the private sector, and the generation of formal employment. In the domestic market, employment rates and the non-primary manufacturing GDP registered a recovery. On a global level, there was greater stability compared to previous quarters. This was mainly due to a reduction of interest rates, positive flows of investment in risky assets in emerging economies and the reactivation of the bond issuances in the international markets by private companies. There is also a high level of US dollar liquidity within the domestic financial system, which contributes to the stability of the Nuevo Sol.

It is important to mention that during 2Q14, the government has implemented a series of measures to stimulate the economy, which are expected to produce results during the next few months. This package includes measures to reduce the costs for doing business and unlock investments, generating efficiencies in tax matters, improvements in granting environmental permits, public and labor contracting, and municipal procedures.

Similarly, during the second half of 2014 (“2H14”), further growth is expected in public and private investment. Public investment will be reactivated by an increase in government spending, while private investment will improve due to the stabilization of financial conditions (exchange rate and stable financing rates), as well as projects that will begin in 2H14 (Siguas II Project, Toromocho, Metro Line 2). Finally, forecasts are expected to improve due to the upcoming concessions, the series of measures to stimulate the economy and possible announcements of private investment.

The construction sector is expected to recover and grow during 2H14, driven by the recovery of public investment, a strong investment in infrastructure concessions that will start being built during 2H14, and the recovery of the self-construction sector due to job stabilization.

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supply by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 15% of Gross Domestic Product (“GDP”).  During the four-year period between  April 30, 2009 to April 30, 2014, total cement consumption in Peru grew at a Compound Annual Growth Rate (“CAGR”) of 10.1% according to INEI, driven by the country’s economic growth and, to a lesser extent, by spending on infrastructure. In the northern region, cement consumption grew at a CAGR of 8.9% during the same period. Despite this growth, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country by the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Main Infrastructure Projects in the Area of Influence:

The current government has expressed its intention to increase and accelerate investment in infrastructure. Thus, in June the government announced that it had earmarked approximately US$ 780 million for infrastructure works. Similarly, the government is actively promoting a higher number of Public Works Tax Deductions, a mechanism that allows companies to finance public investment projects in exchange for the payment of Income Tax. In the first 6 months of the year, ProInversion exceeded 70% of the annual target estimated for 2014, reaching an amount of S/. 354.4 million in investment commitments. It it estimated that by the end of July an investment level similar to the full year of 2013 will be reached.

This potential increase in infrastructure investment generates a direct impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. There are currently 3 projects which are close to the execution phase. Firstly, the Talara refinery: on May 29, 2014, PETROPERU signed the contract of service with the Spanish company Tecnicas Reunidas (TR), assigning the construction of the new Talara refinery, which is expected to start construction in the second half of the year. Secondly, the construction of the third phase of the hydraulic infrastructure of Chavimochic project, which is very important for the country and the region that was awarded in December of 2013 and is expected to start construction during the second half of the year. Lastly, the extension of Longitudinal de la Sierra which will exceed 800 kilometers.

Below is a list of the main projects in the northern region:
Infrastructure Projects
Infrastructure Projects	Region	State	Start Date
Quitaracsa Hydroelectric Plant	Ancash	Execution	2011
Improvement of Chiclayo Airport	Lambayeque	Execution	2013
Olmos Irrigation Project	Lambayeque	Execution	2013
Grau Highway Crossing	La Libertad	Execution	2014
Jaen Hospital II	Cajamarca	Execution	2014
Eten Cold Reserve (Stage I & II)	Chiclayo	Execution	2014
Pativilca - Trujillo Panamericana Norte Concession	Various	Execution	2014
Trujillo - Sullana Highway Concession	Various	Execution	2014
Yurimaguas Port	Loreto	Execution	2014
Improvement of the Talara Refinery	Piura	Awarded	2014
Chavimochic Irrigation Project	La Libertad	Awarded	2014
Longitudinal Highway	Various	Awarded	2014
Alto Piura Hydroelectric Irrigation Project	Piura	Pending contract	2014
Chonta Dam	Cajamarca	Pending contract	2014
Zaña Electrical Plant	Lambayeque	Feasibility	2014
Chadin Hydroelectrical Plant	Cajamarca	Feasibility	Not defined

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Pacasmayo Plant	502.1	493.6	1.7%	1015.2	1008.3	0.7%
Rioja Plant	65.9	58.4	12.8%	136.8	98.0	39.6%
Total	568.0	552.0	2.9%	1152.0	1106.3	4.1%

Cement production volume at the Pacasmayo plant in 2Q14 increased 1.7% compared with 2Q13.

Cement production volume at the Rioja Plant increased 12.8% in 2Q14 compared with 2Q13, and 39.6% during 6M14 compared with the same period of the prior year, due to the initiation of operations of the plant’s expanded capacity.

Lastly, during the first half of 2014 total cement production volume rose 4.1% compared to the same period of the previous year, mainly due to the expansion of installed capacity at the Rioja plant.

Clinker Production Volume
(thousands of metric tons)
	Production
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Pacasmayo Plant	241.1	338.4	-28.8%	531.5	596.4	-10.9%
Rioja Plant	55.2	56.6	-2.5%	108.4	92.2	17.6%
Total	296.3	395.0	-25.0%	639.9	688.6	-7.1%

Clinker production volume at the Pacasmayo plant decreased 28.8% in 2Q14 compared to 2Q13, mainly due to the scheduled stoppage. During 2Q14, 106 thousand TM of imported clinker were consumed, compared with 21 thousand TM in 2Q13, and during 6M14, 236 thousand TM were consumed, compared with 136 thousand TM in 6M13.

Clinker production volume at the Rioja plant remained stable during 2Q14 compared to 2Q13.

Quicklime Production Volume
(thousands of metric tons)
	Production
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Pacasmayo Plant	34.8	19.5	78.7%	54.1	35.9	50.7%

Quicklime production volume increased 78.7% in 2Q14 compared with 2Q13, and increased 50.7% during 6M14 compared with the same period of the prior year, mainly due to the initiation of production in the Waelz kiln, with the goal of fulfilling quicklime demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million MT. Annual installed cement capacity at the Rioja plant remained flat at 0.44 million MT.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million MT. The annual installed clinker capacity at the Rioja plant remained at 0.28 million MT.

Utilization Rate:
Pacasmayo Plant Utilization Rate³
	Utilization Rate
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Cement	69.3%	68.1%	1.2 pp.	70.0%	69.5%	0.5 pp.
Clinker	64.3%	90.2%	-25.9 pp.	70.9%	79.5%	-8.6 pp.
Quicklime	58.0%	32.5%	25.5 pp.	45.1%	29.9%	15.2 pp.

The utilization rate of cement production at the Pacasmayo plant remained stable during 2Q14 compared to 2Q13, reaching a rate of 69.3%.

The utilization rate of clinker production in 2Q14 decreased 25.9 percentage points compared with 2Q13, reaching a rate of 64.3%, mainly due to a scheduled maintenance stoppage of  equipment.

Furthermore, the utilization rate of quicklime production increased 25.5 percentage points during 2Q14, compared with 2Q13, reaching a ratio of 58.0%.

The utilization rate of cement production were stable during 6M14 compared with 6M13, while the utilization rate of clinker decreased 8.6 percentage points, reaching a ratio of 70.9% during 6M14.

In addition, the utilization rate of quicklime production increased 15.2 percentage points, reaching a ratio of 45.1% during 6M14.

3 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate4
	Utilization Rate
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Cement	59.9%	53.1%	6.8 pp.	62.2%	44.5%	N/R
Clinker	78.9%	80.9%	-2.0 pp.	77.4%	65.9%	N/R

The utilization rate of cement production at the Rioja plant reached 59.9% in 2Q14, and compared to 53.1% in 2Q13.

The utilization rate of clinker production at the Rioja plant reached 78.9% in 2Q14 compared to 80.9% reached in 2Q13.

Utilization rates during 6M14 and 6M13 are not comparable due to the increase by more than 100% of installed capacity for cement production in 2Q13.

4 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

New Cement Plant in Piura

The construction of the new cement plant in Piura began in October 2013. This plant will have a production capacity of 1.6 million tons of cement and 1.0 million MT of clinker.

As of June 30, 2014, the Company invested nearly US$ 126.0 million and an investment of approximately US$ 148.8 million for the second half of 2014 is estimated.

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Nuevos Soles S/.)

	Income Statement
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Sales of goods	303.3	295.2	2.7%	603.3	586.5	2.9%
Gross Profit	122.5	134.1	-8.7%	244.2	254.7	-4.1%
Total operating expenses, net	-54.1	-56.3	-3.9%	-110.5	-107.8	2.5%
Operating Profit	68.4	77.8	-12.1%	133.7	146.9	-9.0%
Total other expenses, net	-8.0	-44.1	-81.9%	-15.6	-47.5	-67.2%
Profit before income tax	60.4	33.7	79.2%	118.1	99.4	18.8%
Income tax expense	-19.4	-10.3	88.3%	-37.3	-30.9	20.7%
Net Income	41.0	23.4	75.2%	80.8	68.5	18.0%
Non-controlling interests	0.8	0.5	60.0%	1.6	1.4	14.3%
Net Income of controller	41.8	23.9	74.9%	82.4	69.9	17.9%

It is important to mention that net income during 2Q14 increased mainly due to a lower variation in exchange rates compared to the same period in the prior year.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
Sales of goods	261.4	262.0	-0.2%		525.4	519.1	1.2%
Cost of Sales	-142.5	-132.9	7.2%		-286.1	-271.4	5.4%
Gross Profit	118.9	129.1	-7.9%		239.3	247.7	-3.4%
Gross Margin	45.5%	49.3%	-3.8	pp.	45.5%	47.7%	-2.2	pp.

Sales of cement, concrete and blocks remained stable during 2Q14 with respect to 2Q13. Gross profit and gross margin for cement, concrete and blocks during 2Q14 decreased compared to 2Q13, mainly due to a decrease in the gross profit of the cement and concrete segments.

Sales of cement represented 84.2% and 85.4% of cement, concrete and block sales during 2Q14 and 6M14, respectively.

	Cement
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
Sales of goods	220.0	217.3	1.2%		448.9	433.6	3.5%
Cost of Sales	-113.8	-105.6	7.8%		-233.4	-218.5	6.8%
Gross Profit	106.2	111.7	-4.9%		215.5	215.1	0.2%
Gross Margin	48.3%	51.4%	-3.1	pp.	48.0%	49.6%	-1.6	pp.

Sales of cement increased 1.2% in 2Q14 compared to 2Q13, mainly explained by by an increase in metric tons sold. Gross margin during 2Q14 decreased 4.9% compared with 2Q13, mainly due to greater consumption of imported clinker.

Sales of concrete represented 12.7% and 11.4% of cement, concrete and block sales during 2Q14 and 6M14, respectively.

	Concrete
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
Sales of goods	33.1	37.9	-12.7%		60.0	72.3	-17.0%
Cost of Sales	-23.1	-23.2	-0.4%		-41.3	-45.3	-8.8%
Gross Profit	10.0	14.7	-32.0%		18.7	27.0	-30.7%
Gross Margin	30.2%	38.8%	-8.6	pp.	31.2%	37.3%	-6.1	pp.

Sales of concrete decreased 12.7% during 2Q14 compared to 2Q13, mainly explained by a decrease in demand.  Gross margin decreased 8.6 percentage points in 2Q14 compared to 2Q13, due to a variation in product mix and fixed costs.

During 6M14, concrete sales decreased 17.0% compared to 6M13, while gross profit decreased 30.7%.

Sales of blocks represented 3.1% and 3.2% of cement, concrete and block sales during 2Q14 amd 6M14, respectively.

	Blocks, bricks and pavers
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
Sales of goods	8.3	6.8	22.1%		16.5	13.2	25.0%
Cost of Sales	-5.6	-4.1	36.6%		-11.4	-7.6	50.0%
Gross Profit	2.7	2.7	0.0%		5.1	5.6	-8.9%
Gross Margin	32.5%	39.7%	-7.2	pp.	30.9%	42.4%	-11.5	pp.

During 2Q14, sales of blocks, bricks and pavers increased 22.1% compared to 2Q13, mainly due to higher sales prices, and to a lesser extent, to higher sales volume. Gross margin decreased 7.2 percentage points due to a variation in product mix.

Sales: Construction Supplies5
(in millions of Nuevos Soles S/.)

	Construction Supplies
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
Sales of goods	21.8	23.0	-5.2%		46.9	47.4	-1.1%
Cost of Sales	-21.2	-22.2	-4.5%		-45.4	-45.9	-1.1%
Gross Profit	0.6	0.8	-25.0%		1.5	1.5	0.0%
Gross Margin	2.8%	3.5%	-0.7	pp.	3.2%	3.2%	0.0	pp.

During 2Q14, sales of construction supplies decreased 5.2% compared with 2Q13. Gross margin during 2Q14 remained stable compared with 2Q13.

Sales of construction supplies decreased 1.1% during 6M14 compared with 6M13. However, the gross margin remained stable.

Sales: Quicklime
(in millions of Nuevos Soles S/.)

	Quicklime
	2Q14	2Q13	% Var.		6M14	6M13	% Var.
Sales of goods	19.7	9.9	99.0%		30.5	19.4	57.2%
Cost of Sales	-16.6	-6.4	159.4%		-26.9	-14.1	90.8%
Gross Profit	3.1	3.5	-11.4%		3.6	5.3	-32.1%
Gross Margin	15.7%	35.4%	-19.7	pp.	11.8%	27.3%	-15.5	pp.

Quicklime sales increased 99.0% in 2Q14 compared to 2Q13, mainly due to an increase in the sales volume and, to a lesser extent, to a higher sales price. Gross margin decreased 19.7 percentage points due to costs associated with the stoppage in one of the Company’s main facilities and an increase in the cost of production, explained mainly by a higher use of bituminous coal and petroleum.

Quicklime sales increased 57.2% in 6M14 compared with 6M13. Gross margin decreased 15.5 percentage points in 6M14 compared with 6M13.

5 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Nuevos Soles S/.)

	Administrative expenses
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Personnel expenses	24.6	22.6	8.8%	52.4	46.9	11.7%
Third-party services	14.4	17.7	-18.6%	28.5	30.0	-5.0%
Board of directors compensation	1.3	1.5	-13.3%	2.6	2.8	-7.1%
Depreciation and amortization	2.7	3.2	-15.6%	5.4	6.0	-10.0%
Other	2.8	2.9	-3.4%	5.8	5.9	-1.7%
Total	45.8	47.9	-4.4%	94.7	91.6	3.4%

During 2Q14, administrative expenses decreased 4.4% compared with 2Q13, mainly due to a decrease in third party services. In addition, during 6M14 administrative expenses increased 11.7%, mainly due to personnel expenses related to severance payments and a greater amount of employee profit sharing stemming from higher income taxes.

Selling Expenses
(in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Personnel expenses	3.9	3.2	21.9%	7.6	7.2	5.6%
Advertising and promotion	2.8	2.9	-3.4%	5.7	5.7	0.0%
Other	1.1	0.9	22.2%	2.3	1.5	53.3%
Total	7.8	7.0	11.4%	15.6	14.4	8.3%

During 6M14, selling expenses increased 8.3% compared with 6M13, mainly due to personnel expenses related to severance payments. It is important to highlight that the total advertising and promotion expenses are lower than 1% of sales.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	2Q14	2Q13	Var %.	6M14	6M13	Var %.
Net Income	41.0	23.4	75.2%	80.8	68.5	18.0%
+ Income tax expense	19.4	10.3	88.3%	37.3	30.9	20.7%
- Finance income	-1.4	-7.6	-81.6%	-6.0	-15.1	-60.3%
+ Finance costs	8.6	9.9	-13.1%	18.3	17.5	4.6%
+/- Net (loss) gain from exchange rate	0.8	41.8	-98.1%	3.3	45.0	-92.7%
+ Depreciation and Amortization	15.5	13.7	13.1%	30.9	26.0	18.8%
Consolidated adjusted EBITDA	83.9	91.5	-8.3%	164.6	172.8	-4.7%
EBITDA from FdP y Salsud *	2.6	2.6	0.0%	5.4	5.8	-6.9%
Cement EBITDA	86.5	94.1	-8.1%	170.0	178.6	-4.8%

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 2Q14 consolidated EBITDA decreased S./ 7.6 million compared with 2Q13, resulting in a consolidated EBITDA equal to S/. 83.9 million. Similarly, consolidated EBITDA during 6M14 decreased 4.7% compared with 6M13, resulting in a consolidated EBITDA equal to 164.6 million.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Nuevos Soles S/.)

As of June 30, 2014, the Company’s cash position was S/. 785.1 million (US$ 280.8 million). This balance includes certificates of deposit in Nuevos Soles for S/. 85.0 million (US$ 30.4  million), and in US Dollars for US$150.0 million (S/. 419.3 million), distributed as follows:

Certificates of deposits in Nuevos Soles
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 65.0	4.08%	June 24, 2014	July 24, 2014
Banco de Crédito del Perú	S/. 20.0	4.00%	June 17, 2014	July 17, 2014

	S/. 85.0

Certificates of deposits in American Dollars
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 50.0	0.19%	June 24, 2014	August 26, 2014
Banco de Crédito del Perú	USD 50.0	0.23%	April 03, 2014	July 02, 2014
Banco de Crédito del Perú	USD 50.0	0.19%	June 24, 2014	July 24, 2014

	USD 150.0

The remaining balance of S/. 280.8 million (US$ 100.4 million) is held in Company bank accounts.

Debt Position:

Consolidated Debt
(in millions of Nuevos Soles S/.)

As of June 30, 2014, the Company’s total outstanding debt reached S/. 838.8 million (US$ 300 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	838.8	838.8
Future interest payments	37.7	75.5	75.5	151.0	339.7
Total	37.7	75.5	75.5	989.8	1,178.5

Capex

Capex
(in millions of Nuevos Soles S/.)

As of June 30, 2014, the Company invested S/. 267.1 million (US$ 95.5 million), allocated to the following projects:

Projects	3M14
New Piura Plant	227.0
Expansion of Pacasmayo Plant	12.6
Construction of diatomite brick plant	8.7
Concrete and aggregates equipment	7.6
Phosphate Project	7.5
Expansion of Rioja Plant	2.4
Brine Project	0.2
Other investing activities	1.1
Total	267.1

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% of the shares of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Pacasmayo hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water; and Hatch as the general supervisor. The basic engineering and pre-feasibility studies are in the final stage of approval, therefore the results will be announced to the market when the studies are finished, which will allow for a more accurate analysis of the project.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Recent Events

•
Good Corporate Practices Award  – In July 2014, for the fifth consecutive year, Cementos Pacasmayo was selected as part of the Good Corporate Governance Index by the Lima Stock Exchange. Additionally, the Company was awarded with a special recognition for obtaining the highest sustained growth in the last 5 years.

Acerca de Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 56 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 2.796 per US$ 1.00, which was the exchange rate, reported as of June 30, 2014 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of June 30, 2014 (unaudited) and December 31, 2013 (audited)

Assets	As of Jun-14	As of Dec-13
Current assets	S/.(000)	S/.(000)
Cash and term deposits	785,111	976,952
Trade and other receivables	115,726	68,542
Income tax prepayments	20,464	27,679
Inventories	310,802	334,471
Prepayments	18,498	11,727
	1,250,601	1,419,371

	As of Jun-14	As of Dec-13
Non-current assets	S/.(000)	S/.(000)
Other receivables	50,456	46,292
Available-for-sale financial investments	31,562	36,058
Property, plant and equipment	1,773,814	1,537,111
Exploration and evaluation assets	59,250	59,330
Deferred income tax assets	17,450	15,155
Other assets	1,091	1,220
	1,933,623	1,695,166

Total assets	3,184,224	3,114,537

Liabilities and equity	As of Jun-14	As of Dec-13
Current liabilities	S/.(000)	S/.(000)
Trade and other payables	130,625	126,897
Income tax payable	1,236	2,780
Provisions	15,259	27,984
	147,120	157,661

	As of Jun-14	As of Dec-13
Non-current liabilities	S/.(000)	S/.(000)
Interest-bearing loans and borrowings	824,843	824,022
Other non-current provisions	22,205	20,497
Deferred income tax liabilities, net	100,447	102,887
	947,495	947,406

Total liabilities	1,094,615	1,105,067

Equity	As of Jun-14	As of Dec-13
Capital stock	S/.(000)	S/.(000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	554,062	556,294
Legal reserve	129,031	119,833
Other components of equity	15,898	19,045
Retained earnings	728,539	653,704

Equity attributable to owners of the parent	2,009,494	1,930,840
Non-controlling interests	80,115	78,630

Total equity	2,089,609	2,009,470

Total liabilities and equity	3,184,224	3,114,537

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2014 and 2013 (both unaudited)

	2Q14	2Q13	6M14	6M13
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Sales of goods	303,261	295,208	603,343	586,535
Cost of sales	(180,739)	(161,128)	(359,133)	(331,811)
Gross profit	122,522	134,080	244,210	254,724

Operating expenses

Administrative expenses	(45,771)	(47,898)	(94,766)	(91,649)
Selling and distribution expenses	(7,818)	(6,977)	(15,566)	(14,466)
Other operating (expenses) income, net	(488)	(1,379)	-201	(1,744)
Total operating expenses , net	(54,077)	(56,254)	(110,533)	(107,859)

Operating profit	68,445	77,826	133,677	146,865

Operating income (expenses)

Finance income	1,350	7,609	5,979	15,114
Finance costs	(8,589)	(9,867)	(18,343)	(17,543)
Net loss from exchange difference	(819)	(41,890)	(3,218)	(44,999)

Total other expenses, net	(8,058)	(44,148)	(15,582)	(47,428)

Profit before income tax	60,387	33,678	118,095	99,437

Income tax expense	(19,393)	(10,305)	(37,298)	(30,959)
Profit for the period	40,994	23,373	80,797	68,478

Attributable to:
Equity holders of the parent	41,770	23,864	82,363	69,925
Non-controlling interests	(776)	(491)	(1,566)	(1,447)
	40,994	23,373	80,797	68,478

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.07	0.04	0.14	0.12
Profit for the period	40,994	23,373	80,797	68,478

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2014 and 2013 (both unaudited)

Attributable to equity holders of the parent

					Unrealized
					gain on	Foreign
			Additonal		available-	currency			Non-
	Capital	Investment	paid-in	Legal	for- sale	translation	Retained		controlling
	stock	shares	capital	reserve	investments	reserve	earnings		interests
		S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)		S/. (000)
Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	-1,515	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	69,925	69,925	-1,447	68,478
Other comprehensive income	-	-	-	-	4,184	1,515	-	5,699	76	5,775
Total comprehensive income	-	-	-	-	4,184	1,515	69,925	75,624	-1,371	74,253

Refund of capital contribution of non-controlling interests	-	-	-	-	-	-	-	-	-1,024	-1,024
Appropriation of legal reserve	-	-	-	6,632	-	-	-6,632	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	3,466	3,466
Other adjustments of non-controlling interests	-	-	-1,355	-	-	-	-	-1,355	1,355	-
Balance as of June 30, 2013	531,461	50,503	557,123	111,853	22,410	-	634,171	1,907,521	63,289	1,970,810

Balance as of January 31, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	82,363	82,363	-1,566	80,797
Other comprehensive income	-	-	-	-	-3,147	-	-	-3,147	-	-3,147
Total comprehensive income	-	-	-	-	-3,147	-	82,363	79,216	-1,566	77,650

Appropriation of legal reserve	-	-	-	7,528	-	-	-7,528	-	-	-
Terminated dividends	-	-	-	1,670	-	-	-	1,670	-	1,670
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests	-	-	-2,232	-	-	-	-	-2,232	2,232	-
Balance as of June 30, 2014	531,461	50,503	554,062	129,031	15,898	-	728,539	2,009,494	80,115	2,089,609